August 19, 2024

U.S. Securities & Exchange Commission
100 F Street, NE
Washington DC 20549-3561

Re: Addition of Principal-Form SBSE-A

To whom it may concern:

The Truist Bank Security-Based Swap Dealer has onboarded two new Principals:
- Laurence Stein, NFA ID 0510795, approved by the NFA as a Truist Bank Swap Dealer Principal on June 18, 2024.
- Brandy Connor Worgo, CRD No 3036625, onboarded as a Truist Bank Security-Based Swap Dealer Principal on July 29, 2024.

Additionally, the following updates were made:
- Terence O'Malley's CRD ID was corrected to 4348066.
- Mike Maguire's NFA ID was corrected to 0554082.

Thank you,
Stephen DeRubertis
Vice President, Senior Compliance Officer
227 W. Monroe Street, Chicago, IL 60606